June 20, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: John Stickel and Christian Windsor

Re:	Pineapple Financial Inc.
Registration Statement on Form S-1
Filed May 29, 2024
File No. 333-279802

Dear John and Christian:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 17, 2024 (the “Comment Letter”) relating to the registration statement on Form S-1, which was submitted to the Commission by Pineapple Financial Inc. (the “Company” or “we”) on May 29, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Form S-1 filed May 29, 2024

General:

1.	We note your disclosure on the cover page and on page 64 that the selling shareholder “may be” considered or deemed an underwriter within the meaning of the Securities Act. Since the selling stockholder, Brown Stone Capital Ltd, is the equity line investor under your Equity Purchase Agreement dated May 10, 2024, please revise to disclose that the selling shareholder is an underwriter. Refer to Securities Act C&DI 139.13.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the cover page and page 66 of the Registration Statement for details.

Prospectus Summary, page 1

2.	Please revise your prospectus summary to describe the material terms of the Equity Purchase Agreement and Securities Purchase Agreement in greater detail, including material conditions under which the company may access the funds available under such agreements. Further, disclose the maximum number of your common shares that can be issued under the equity line agreement, and clearly describe and quantify the dilutive effect of the formula or pricing mechanics on your share price as the result of the equity line purchase agreement. Finally, briefly discuss the impact of the equity line on your business.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 6 of the Registration Statement for details.

3.	We note that your share price has declined since your initial public offering. We further note that the company’s share price has continued to decline since the signing of the equity purchase agreement. Revise your summary to provide a tabular presentation of the possible dilutive impact on the public share price if the $15m that you can sell to the purchasers under the agreement were to become available. For instance, show the cost to the purchaser of shares at a range of market prices since the agreement was negotiated. In particular, please note the market price below which you would not be able to put shares to the purchaser under the equity purchase agreement without filing a new registration statement. Make conforming changes to the risk factor on page 20.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 8 and 9 of the Registration Statement for details.

Risk Factors, page 8

4.	Please add a separately captioned risk factor identifying risks to shareholders related to your equity line agreement with Brown Stone Capital Ltd. Discuss the price discount at which you would sell shares to Brown Stone Capital Ltd. and the dilutive effect and impact on market price from selling shares at a discount and from the resales of these securities to the public.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 23 of the Registration Statement for details.

If we fail to maintain compliance with the continued listing requirements of the NYSE American, page 20

5.	Revise this risk factor, and other relevant risk factors, to discuss your most recent share price, and the minimum share price that you must maintain in order to meet NYSE American listing standards.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 23 of the Registration Statement for details.

Plan of Distribution, page 63

6.	We note your disclosure that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms its understanding that the retention by a selling stockholder of an underwriter would constitute a material change to the Company’s plan of distribution. In such an event, the Company will file a post-effective amendment to the registration statement, as required under Item 512(a)(1)(iii) of Regulation S-K, to reflect this material change.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised S-1.

Very truly yours,

By:	/s/ Shubha Dasgupta
Name:	Shubha Dasgupta
Chief Executive Officer